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28 November 2006

By Facsimile - 1900 999 279

Australian Stock Exchange
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Our reference: 15087/15091/80051401

Dear Sirs

Notice of Ceasing to be a Substantial Holder - Allied Gold Limited

Enclosed is a Form 605 notice of ceasing to be a substantial holder filed on behalf of North Sound Legacy Institutional Fund LLC, North Sound Legacy International Ltd., North Sound Capital LLC and Thomas McAuley.

Yours faithfully

Mark Williamson, Partner
+61 2 9353 4196
mwilliamson@claytonutz.com

Enclosure

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Allied Gold Limited

ACN/ARSN: 104 855 067

1. Details of substantial holder(1)

Name: North Sound Legacy Institutional Fund LLC ("Fund I"), North Sound Legacy International Ltd. ("Fund II"), North Sound Capital LLC ("NS Advisor") and Thomas McAuley (collectively, "NS")

ACN/ARSN (if applicable): Not Applicable

The holder ceased to be a substantial holder on: ~~[illegible]~~ 24/11/2006

The previous notice was given to the Company on: 12/05/2006

The previous notice was dated: 12/05/2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate(3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
See Annex B	Fund I	See Annex B	See Annex B	See Annex B	See Annex B
See Annex B	Fund II	See Annex B	See Annex B	See Annex B	See Annex B
	NS Advisor and Thomas McAuley				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
NS (ACN/ARSN – n/a)	No Longer Substantial Holder

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
NS	20 Horseneck Lane Greenwich, CT 06830 United States of America

Signature

print name: Andrew S. David

capacity: Managing Director and General Counsel North Sound Capital LLC

sign here: [signature]

date: 27/11/2006

Legal\103304902.1

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying the contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice

This is Annex A of 1 page referred to in Form 605 - Notice of ceasing to be a substantial holder.

Signed:

Name: Andrew B. David
Title: General Counsel
Date: November 27, 2006

ANNEX A to FORM 605
Filed By North Sound Capital LLC

North Sound Capital LLC is the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"). As the managing member or investment advisor, respectively, of the Funds, North Sound Capital LLC has voting and investment control with respect to the ordinary shares held by the Funds. The ultimate managing member of North Sound Capital LLC is Thomas McAuley. North Sound Capital LLC and Mr McAuley disclaim beneficial ownership of the shares except to the extent of their respective financial interests in each Fund. The address of each Fund and of Mr McAuley is: 20 Horseneck Lane, Greenwich, CT 06830, United States of America.

This is Annex B of 1 page referred to in Form 605 - Notice of ceasing to be a substantial holder.

Signed:

Name: Andrew B. David
Title: General Counsel
Date: November 27, 2006

ANNEX B to FORM 605
Filed By North Sound Capital LLC

Date of transaction		Consideration		Class and number of securities
	B=Buy S = Sell	Cash	Non-Cash	
May 16, 2006	B	AUD0.65		54,880 ordinary shares
May 17, 2006	B	AUD0.64		1,930 ordinary shares
May 18, 2006	B	AUD0.59		153,190 ordinary shares
May 19, 2006	B	AUD0.60		20,000 ordinary shares
November 21, 2006	S	AUD0.36		570,928 ordinary shares
November 22, 2006	S	AUD0.35		843,881 ordinary shares
November 24, 2006	S	AUD0.35		1,169,397 ordinary shares
November 27, 2006	S	AUD0.37		443,192 ordinary shares

The foregoing transactions, each an ordinary on-market purchase or sale, have been allocated between North Sound Legacy Institutional Fund LLC (28%) and North Sound Legacy International Ltd. (72%).